John A. Kelly
Chief Financial Officer
February 21, 2008
Mr. Jeffrey Gordon
Staff Accountant
U.S. Securities & Exchange Commission
100F Street
Mail Stop 7010
Washington D.C. 20549
Re: File No. 1-31552
Dear Mr. Gordon:
The following is in response to your letter of February 7, 2008:
Note 22 — Commitments and Contingencies, page F-36
Litigation, page F-37
1.	As of April 30, 2007, you have accrued reserves for product liability of $9 million, $2.9 million of which is classified as current. We also note the following:

-	As noted on pages 48 and F-15, you provide reserves for potential product liability defense costs. We assume these defense costs are recorded in the product liability accrual. Tell us, and revise future filings to explain, whether you accrue for probable and estimable settlements in addition to defense costs.

-	As noted on page F-37, the product liability accrual includes amounts for defense costs and asserted and unasserted claims. You believe that although it is uncertain whether the outcome of these claims will have a material adverse effect on your consolidated financial position, results of operations, or cash flows, you do not anticipate a material adverse judgment and intend to vigorously defend yourselves.

-	In the years ended April 30, 2007, 2006, and 2005, you paid $65,798.50, $0, and $4,535, respectively, in defense and administrative cost relative to product liability and municipal litigation. In addition, you spent $25,000,

$15,000 and $0, respectively, in those fiscal years in settlement fees relative to product liability cases.

-	In fiscal 2007, 2006, and 2005, you recorded expense (income) of $159,052, $87,734, and ($2.9 million), respectively, to recognize changes in your product and municipal litigation liability. The income in fiscal 2005 was due to a reduction in reserves due to favorable outcomes in product and municipal cases, as well as to reflect the initiation of insurance coverage.
Considering your conclusions on the potential for additional losses, the minimal periodic amounts spent and recorded, it is unclear to us why you have recorded $9 million in product liabilities, all of which you assume to be probable and estimable. Please advise.
Company Response - As of April 30, 2007, there were no settlements anticipated for any of our product liability cases; therefore, since none were probable or estimable, no provision for settlements were included in the product liability accrual. We will clarify in future filings.
With regards to the total reserve of $9 million, the reserve consists of both traditional product liability cases and the municipal litigation. Approximately, $5.3 million of the $9 million reserve is related to the municipal litigation. We have satisfied the deductible for insurance with regards to these cases. As a result, all future cost are covered by insurance. Our balance sheet includes a $4.7 million receivable from insurers for reimbursement of these future costs. The difference between the liability of $5.3 million and the $4.7 million receivable represents defense costs incurred but not yet billed to us by the insurer. Our reserves for the municipal litigation assume the cost of a full trial and based upon our interpretation of the facts, assume a favorable outcome. The cost of the trial is based upon our experience with similar cases and the advice of legal counsel. As a result of the passage of the Protection of Lawful Commerce in Arms Act, motions to dismiss the remaining municipal cases are currently being heard by the courts. While these motions are being heard, there is very little activity and related costs being incurred.
The remaining $3.7 million reserve of the $9.0 million as of April 30, 2007 is for the traditional product liability cases. Approximately $2.6 million is for specific cases and the remaining $1.1 million is a reserve for cases incurred but not yet reported. Of the $2.6 million for specific cases, approximately $540 thousand is for defense costs incurred but not yet billed to us by the insurer. Finally, in January 2007, Smith & Wesson Holding Corporation acquired Thompson/Center Arms. Their product liability reserve of $1.4 million is included in the $2.6 million.

2.	We noted on page 48 and F-37, you state that the estimated range of reasonably possible additional losses is zero. However on page F-36, you also state that a range of reasonably possible losses cannot be estimated. Although we realize that any uncertainty may be related to semantics, please help us better understand your position. In this regard, we point out the differences between:

-	Estimating the range of reasonably possible additional losses to be zero, meaning it is not reasonably possible that losses in excess of the amounts could be material, or:

-	Estimating that it is reasonably possible that additional losses could be material, but the range cannot be estimated.
Please note that the distinction may be considered significant, because the former view is that additional losses are remote and the latter is that they are reasonably possible. Please advise.
Company Response — We accrue for costs related to product liability based upon the test of whether the liability is probable and estimable as defined in Statement of Financial Accounting Standards (“SFAS”) No. 5. Our disclosure on page F-37 and on page 48 addresses the fact that although it is reasonably possible that losses related to an unfavorable outcome could be material, a range of reasonably possible losses could not be estimated. We will clarify in future filings as requested.
3.	In order for us to better understand the impact of product liabilities on your company, please provide us with the following:

-	A roll-forward of activity for the product liability accrual alone, for each presented and most recent interim period. Show the beginning balance, expenditures, adjustments and current additions to expense. Break out legal and administrative expense and settlement amounts by both type and period recorded. Provide a reasonable detailed narrative explaining the activity.

-	An analysis of the April 30, 2007 and the accrual at the most recent interim period showing the components (legal, admin, settlements) and reconciling such amounts to the asserted and unasserted claims, and explaining why each amount is probable and estimable.

Company Response

			Defense
	Beginning		Costs	Settlement			Ending
	Balance	Expense	Paid	Paid	Other		Balance
Year ended April 30, 2005	$2,478,415	$(485,320)	$(1,818)	$0	$100,000	(a)	$2,091,277
Year ended April 30, 2006	$2,091,277	$90,323	$0	$(15,000)	$0		$2,166,600
Year ended April 30, 2007	$2,166,600	$158,388	$0	$(25,000)	$1,395,852	(b)	$3,695,840
Six months ended October 31, 2007	$3,695,840	$402,751	$(181,296)	$0	$0		$3,917,295
Notes:
(a) Reclass of escrow held by insurer to other assets
(b) Acquistion of Thompson/Center Arms in January 2007
In addition to the notes above, the reduction in expense shown for the year ended April 30, 2005 represents a reduction in our estimate for cases where there has been an incident that has not yet been reported (incurred but not reported, “IBNR”). The IBNR is calculated based upon our case history over a ten-year period to determine the expected annual cost for our more recent periods. Generally, product liability cases are not reported immediately after the incident occurs, and it is not uncommon for cases to be brought forward one to two years after occurrence. In fiscal 2005, based upon our review of the analysis, we reduced the expected number of cases in the IBNR portion of our reserve. This resulted in an approximately $800,000 reduction in expenses.
As mentioned earlier, defense costs have been incurred and paid by the insurer, but the Company has not yet been billed; therefore, no activity is shown in the defense costs paid column for fiscal 2006 and 2007. Based upon our records, we believe this number to be approximately $715,000 pertaining to product liability cases.
Settlement costs represent one case in fiscal 2006 and two cases in fiscal 2007.
Of the balances of $3.7 million as of April 30, 2007 and $3.9 million as of October 31, 2007 all of the accrual is for defense. No settlements are contemplated in these reserves nor do we believe that any case merits a provision for an adverse outcome. Of the $3.7 million as of April 30, 2007, approximately $2.6 million is for specific cases and $1.1 million is for IBNR cases. Of the $3.9 million as of October 31, 2007, approximately $2.7 million is for specific cases and $1.2 million is for IBNR cases. The reserves for the $2.7 million in specific cases are determined based upon our consultations with counsel regarding the nature and complexity of each individual case and the probable course to conclusion. Of the $2.7 million, approximately, $715,000 is expenses already incurred but not yet billed to us by the insurer. The IBNR reserve is based upon the calculation detailed above which develops an average number of cases per year and the related costs to closure.

In connection with this response, we acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that staff comments or changes to disclosures in response to staff comments do not preclude the Commission from taking any action with respect to the filing. Finally, we acknowledge that we not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that this resolves the questions as outlined in your memo. Should you have any further questions please do not hesitate to contact me.
Sincerely,
John A. Kelly
Chief Financial Officer